

Mail Stop 3561

July 20, 2016

Kathleen A. Roberton
Chief Executive Officer
NuState Energy Holdings, Inc.
401 E. Las Olas Boulevard, Suite 1400
Fort Lauderdale, FL 33301

  Re: **Nu State Energy Holdings, Inc.**
    Form 10-K for the Fiscal Year Ended June 30, 2015
    Form 10-Q for the Quarterly Period Ended March 31, 2016
    Response dated July 18, 2016
    File No. 000-25753

Dear Ms. Roberton:

  We have reviewed your July 18, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to the comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2016

Exhibits 31.1 and 31.2 Certifications

1. We have reviewed your response to our prior comment 1 and note the revisions reflected in Amendment No. 1 to the March 31, 2016 Form 10-Q filed on July 18, 2016. Please note our comment was also applicable to Exhibits 31.1 and 31.2 of both your December 31, 2015 and September 30, 2015 Quarterly Reports on Form 10-Q, and as such, require amendments as well. The amended filings should include in full, the interim financial statements under Item 1 and the controls and procedures section under Item 4 of the Forms 10-Q. Please refer to analogous guidance in the Staff's Compliance and Disclosure Interpretations (C&DI's), Question No. 246.13 of Regulation S-K.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters.   Please contact me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure